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                                                             Exhibit (4)(b)(xii)


                      GE LIFE AND ANNUITY ASSURANCE COMPANY
                     GUARANTEED MINIMUM DEATH BENEFIT RIDER
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This rider provides for an Optional Death Benefit which is coordinated with the
Optional Death Benefit provided for in the policy. The Death Benefit as of the date of receipt of due proof of death will be the greater of:

 o The Death Benefit provided for under the Death Provisions section in the policy; or

 o The Death Benefit provided for in this rider.

Optional Death Benefit at Death of Annuitant

If any Annuitant dies while this rider is in effect and before income payments begin, the Designated Beneficiary may surrender the policy for the Death Benefit within 90 days of the date of such death. If this Death Benefit is paid, the policy will terminate, and we will have no further obligation under this policy.

The Death Benefit provided for in this rider will be the greater of:

 o The Guaranteed Minimum Death Benefit as of the date we receive due proof of death; or

 o The Account Value as of the date we receive due proof of death.

Guaranteed Minimum Death Benefit: On the policy date, the Guaranteed Minimum Death Benefit is equal to the premium paid. At the end of each valuation period after such date, the Guaranteed Minimum Death Benefit is the lesser of (a) and
(b), where:

  (a) is (1) adjusted for (2), where:

    (1) is the total of all premiums received times two; and

    (2) is the amount of any partial surrenders, plus their surrender charges, made prior to or during that valuation period.

  (b) is (1) plus (2) adjusted for (3), where:

    (1) is the Guaranteed Minimum Death Benefit at the end of the preceding valuation period, increased as specified below;

    (2) is any additional premium payments during the current valuation period; and

    (3) is the amount of any partial surrenders, plus their surrender charges, made during the current valuation period.

The amount of increase for the valuation period will be calculated by applying a factor to the Guaranteed Minimum Death Benefit at the end of the preceding valuation period. Until the anniversary on which the Annuitant attains age 80, the factor is determined for each valuation period at an annual rate of 6%. Except that with respect to amounts invested in certain Investment Subdivisions shown in the policy data pages, the increase factor will be calculated as the lesser of:

     o The Net Investment Factor of the Investment Subdivision for the valuation period, minus one; or

     o A factor for the valuation period equivalent to the annual rate of 6%.

With respect to amounts invested in any Guarantee Account, the increase factor for each such amount will be calculated as the lesser of:

     o A factor for the valuation period equivalent to the annual rate that applies to such amount; or

     o A factor for the valuation period equivalent to the annual rate of 6%.

After the anniversary on which the Annuitant attains age 80, the factor will be zero.
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If the surrender occurs more than 90 days after the Annuitant's death, the
Surrender Value will be payable instead of the Death Benefit. Amounts payable under this rider are subject to the Distribution Rules and Payment of Benefits provisions in the policy.

When Guaranteed Minimum Death Benefit is Calculated at Death of Annuitant: The Guaranteed Minimum Death Benefit is calculated on the date that we receive due proof of death at our Home Office. Until we receive complete written settlement instructions satisfactory to us from the beneficiary, the calculated Guaranteed Minimum Death Benefit will remain allocated to the various Investment Subdivisions and any Guarantee Account according to your last instructions. Therefore, the Guaranteed Minimum Death Benefit will fluctuate with the performance of the underlying Investment Subdivisions and any Guarantee Account.

The following paragraph is added to the Account Value Benefits section of the policy:

If the Guarantee Account applies and if the Account Value in the Separate Account is insufficient to cover the annual death benefit charge, then the deduction will be made first from the Account Value in the Separate Account. The excess of the charges over the Account Value in the Separate Account will then be deducted from the Account Value in the Guarantee Account. Deductions from the Guarantee Account will be taken first from the amounts which have been in the Guarantee Account for the longest period of time.

The following provision is added to the Account Value Benefits section of the policy:

Annual Death Benefit Charge

There will be a charge made each year for expenses related to the Death Benefit that is available under the terms of the rider. This charge is made in arrears at the beginning of each policy year after the first and at surrender. The charge is made against the Account Value allocated to the Separate Account. The amount of this charge is shown on page 3. The charge is applied to the average Guaranteed Minimum Death Benefit during the previous policy year. The charge at surrender will be a prorata portion of the annual charge.

When this Rider is Effective

This rider is effective on the policy date. It will remain in effect while this policy is in force and before income payments begin or until the policy anniversary following the date of receipt of your request to terminate the rider.

For GE Life and Annuity Assurance Company,


                              /s/ Pamela S. Schutz

                              Pamela S. Schutz
                              President